Exhibit 99.1

NMG Provides Operational Update and Files 2022 Financial Reports: Progress in Developing what is Planned to Be North America’s Largest Integrated Source of Natural Graphite Materials for the Energy Transition

+ Advancement of technical and commercial parameters for a definitive multi-year offtake agreement with Panasonic Energy covering a significant portion of NMG’s active anode material production from the Company’s “ore-to-anode-material” Phase-2 facilities.

+ 2022 groundwork at Matawinie Mine completed, with key environmental infrastructures built in preparation for the start of civil work.

+ Continued advancement of Phase-2 project financing activities through export credit agencies’ due diligence exercises and engagement with governmental branches.

+ Preparation for construction of NMG’s Phase-2 sites through the development of an execution and contracting strategy, a hiring plan and advancement of engineering.

+ Active engagement towards offtake agreements with other potential tier-1 customers in the EV and battery sector via the production of battery-grade samples, site visits, quality checks, commercial discussions, and environmental reviews.

+ Publishing of a preliminary economic assessment of the Uatnan Mining Project demonstrating strong returns for a production of approximately 500,000 tpa of graphite concentrate over a 24-year life of mine, in line with NMG’s Phase-3 plans.

+ Securing of CA$3.6 million in grants from the Government of Québec to support advanced graphite transformation and R&D projects.

+ Deployment of NMG’s Climate Action Plan through reduction efforts, proactive disclosure, and compensation for 2022 emissions in line with the Company’s commitment to transition to Net Zero by 2030.

+ Rapid development of the lithium-ion battery value chain totaling record 8.1 TWh of production capacity projected by 2030, driving demand for graphite up to 10,363,000 tpa (Benchmark, March 2023).

+ Continued focus on the safe conduct of operational and construction activities with a year-end OSHA rate of 2.25 at the Company’s facilities and 0 at contractors’ work sites, with no major environmental incidents.

+ Year-end cash position of $59.9 million.

MONTRÉAL--(BUSINESS WIRE)--March 24, 2023--Nouveau Monde Graphite Inc. (“NMG“ or the “Company”) (NYSE: NMG, TSX.V: NOU) publishes a positive progress report in advancing a North American integrated source of graphite-based solutions for the energy transition through its year-end financial reports and 2022 Annual Report. Guided by its environmental, social, and governance (“ESG”) compass, the Company is advancing its phased development plan to supply the fast-growing electric vehicles (“EV”)/battery industry with high-performing active anode material with a carbon-neutral footprint. Significant milestones in recent months strengthened the Company’s execution plan to derisk its projects, advance toward commercialization, and prepare a roadmap for growth in line with the market demand.

Arne H Frandsen, Chair of NMG, declared: “North America and Europe are accelerating the development of their cleantech production capacity. The push towards energy resilience and ESG compliance places NMG’s mining and advanced manufacturing operations in a privileged position. Local, sizeable, carbon-neutral, traceable, ethical, scalable; NMG checks all boxes to become a supplier of choice to leading EV/battery manufacturers. It is no surprise to see our technical sales teams so solicited as supply tightens and demand increases.”

Eric Desaulniers, Founder, President and CEO of NMG, added: “The year 2022 marked 10 years since I founded the Company. While much has changed in the last decade, there is still a lag in acknowledging minerals and advanced materials as the cornerstones of the energy transition. If lithium has garnered much attention and market enthusiasm, graphite – the battery raw material set to have the highest growth in demand – is due for a comparable spike in interest. As markets catch up to this reality, Team Nouveau Monde is steadily advancing our Phase-1 production capacity, Phase-2 commercial projects and Phase-3 expansion plans. The outlooks are promising; the coming months are set to crystalize the Company’s position as North America’s largest integrated source of natural graphite materials for the energy transition.”

Integrated Operations & Phased Development

NMG continues to qualify anode material samples with leading battery and EV manufacturers, as well as purified jumbo flakes for niche applications such as hydrogen fuel cells. Production at Phase-1 facilities and performance tests at NMG’s state-of-the-art laboratory enable the supply of graphite products in a variety of specifications to meet the individual requirements of each manufacturer. A total of 47 samples were produced and supplied to potential customers in 2022 as part of sales discussions. Sustained interest from top-tier manufacturers is supported by product qualification protocols, quality checks, site visits to the Company’s Phase-1 operations, requests for information, and environmental due diligence.

In line with specific client specifications, NMG progresses in optimizing its proprietary purification process. Recent production samples have demonstrated excellent results both at the Company’s laboratory and at a leading third-party facility, indicating effective process and operational parameters.

Testing of the new commercial-scale coating unit and second shaping module also advances at the Company’s Phase-1 plant with the objective of providing a wider range of specialized products and enhancing production performance in terms of yield and throughput.

Piloting at Phase-1 facilities informs process optimization and engineering for NMG’s Phase-2 Matawinie Mine and Bécancour Battery Material Plant. To that end, NMG has finalized the execution and contracting strategy for each project in preparation for construction once a final investment decision (“FID”) is reached.

Groundwork at the Matawinie site continued up to February 2023 to build environmental infrastructure such as water ditches, a water collection basin, as well as organic and overburden stockpiles, and prepare the site for the next phase of civil works. As part of its electrification strategy, the Company is also progressing with Caterpillar Inc. (“Caterpillar”) towards equipping the Matawinie Mine with an all-electric fleet. Caterpillar’s and NMG’s technical teams are actively engaged in assessing technology opportunities and planning the zero-emission fleet development and testing for the Phase-2 Matawinie Mine.

Supporting its Phase 3, the Company completed and filed the preliminary economic assessment (“PEA”) for the Uatnan Mining Project located in Québec, Canada. The PEA shows strong economics for NMG’s updated operational parameters and production volumes, targeting the production of approximately 500,000 tonnes of graphite concentrate per annum over a 24-year life of mine. The proposed Uatnan Mining Project is currently one of the largest projected natural graphite productions being developed in the world. Consistent with NMG’s vertical integration strategy and accelerating market dynamics, the Uatnan Mining Project’s contemplated production would serve as feedstock for battery materials advanced manufacturing, providing refining expansion opportunity, increasing potential margins, and enhancing the Company’s growth profile. The PEA shows that the Uatnan Mining Project is technically feasible as well as economically viable. On the basis of these positive results, NMG intends to launch an updated feasibility study in compliance with the option and joint venture agreement signed with Mason Graphite Inc.

Commercial Engagement & Market Outlook

In line with its active marketing and commercialization program, the Company pursues engagement with a series of potential tier-1 customers in the EV and battery sector towards offtake agreements. On the heels of its agreement with Panasonic Energy Co., Ltd. (“Panasonic Energy”), NMG is collaborating with Panasonic Energy’s specialized teams to finalize product qualification and establish a contemplated definitive offtake agreement. Meetings and on-site visits help advance technical and commercial components.

Additional commercial discussions with potential customers for active anode material and graphite-based solutions for niche applications also continue in parallel. These activities are supported by the production of samples at the Company’s Phase-1 plants, site visits, quality checks, and environmental diligence reviews.

Current market conditions remain favorable to NMG due to increased demand for battery minerals, governmental policies for localization of energy/EV industries and restricting sales of internal combustion engines, as well as trade agreements.

Benchmark Mineral Intelligence now tracks 8,148 GWh of global lithium-ion battery production capacity to come into production by 2030 to meet these underlying economic trends. Demand for advanced materials is correspondingly set to increase up to fivefold, with graphite outpacing all other battery metals at 10,363,000 tonnes per annum (“tpa”) (March 2023).

Canada is among the emerging leaders of this new economy, ranking second after China according to BloombergNEF’s annual global lithium-ion battery supply chain report (November 2022), due to its mineral resources, ESG factors, key infrastructure, innovation, and industry, including Québec’s battery valley in Bécancour. NMG’s site for its Phase-2 Bécancour Battery Material Plant is indeed located at the center of this fast-developing zone, supported by the Québec Government’s battery hub strategy.

The Company is ideally located to cater to the North American and European markets with its large graphite deposit, proprietary ecotechnologies, demonstrated production capacity, carbon-neutral profile, as well as preferential jurisdiction advantages including clean hydropower, flexible logistical base and stable fiscal and political environment.

Corporate Development

True to its Zero-Harm Philosophy, the Company is focused on the safe and environmentally responsible conduct of its activities. NMG ended the year with an OSHA rate of 2.25 at the Company’s facilities and 0 at contractors’ work sites, with 0 major environmental incidents.

Throughout the year, the Company reinforced engagement with communities, First Nations, and stakeholders to collaborate on the development of NMG’s projects, create shared value, and elevate research and development (“R&D”) efforts and industrial collaboration. For instance, NMG obtained grants for an amount of $3.6 million for the deployment of the coating technology at the Company’s Phase-1 operations and for R&D projects targeting the development of advanced manufacturing of graphite-based materials with a low environmental impact.

In parallel, financing efforts for the development of NMG’s fully vertically integrated Phase-2 operations, combining the Bécancour Battery Material Plant and Matawinie Mine, continue towards securing medium-term debt complemented by strategic equity participation. Due diligence exercises for export credit agencies and engagement with governmental branches progress as planned.

The Company’s year-end cash position of $59.9 million

2022 Carbon Balance

Taking responsibility for its environmental footprint, the Company is taking concrete steps to avoid, reduce, and fully offset its greenhouse gas (“GHG”) emissions, thus maintaining its carbon-neutral status and transitioning to Net Zero. For 2022, the Company reports GHG emissions of 1,229.1 tonnes of CO2 equivalent associated with carrying out operations at its Phase-1 demonstration plants and corporate offices.

NMG has purchased carbon credits certified to the Verified Carbon Standard (VCS) Program to offset this balance. Credits align with NMG’s Climate Action Plan offsetting strategy, drive investments in developing economies affected by climate change and support the following clean energy and biodiversity projects:

» Construction and operation of a greenfield 20 MW solar photovoltaic power plant in Ambatolampy, Madagascar, to reduce the country’s dependence on imported fossil fuels. The project is the first large-scale solar photovoltaic power plant on the island and is set to generate approximately 23,431 tonnes of CO2 equivalent emission reductions per year.

» Preservation of 64,000 hectares of tropical peat swamp forest via the Rimba Raya Biodiversity Reserve Project in Indonesia. The area, rich in biodiversity including the endangered Bornean orangutan, was originally slated to be converted into palm oil estates.

» Forest plantations on degraded grasslands under extensive grazing in the Guanaré Forest in Uruguay.

NMG voluntarily initiated reporting under the Climate Disclosure Project (“CDP”) in 2022 to demonstrate its management of climate risks and opportunities, environmental performance and GHG reduction efforts, as well as climate action. CDP provides a transparent and recognized disclosure system that enables investors and stakeholders to access and compare organizations’ environmental stewardship. The Company’s rating and survey responses are now publicly available on CDP’s platform.

Furthermore, a dedicated ESG Report to be published in Q2-2023 will provide additional visibility over the extent of the Company’s efforts and performance in 2022 regarding climate action, environmental stewardship, governance, and social engagement.

About Nouveau Monde Graphite

Nouveau Monde Graphite is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada, for the growing lithium-ion and fuel cell markets. With enviable ESG standards, NMG aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

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Cautionary Note

All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing the timeline and costs of the initiatives and projects described in this press release, the entering into a definitive offtake agreement, the results of the preliminary economic assessment, including the potential development and operation of the Lac Guéret property and the formation of a joint venture, the results of the optimized feasibility study, the intended commercial production of high-performing active anode material with a carbon-neutral footprint, the Company’s commitments and initiatives described in this press release, including those related to ESG, the positive impact of the foregoing on project economics, the Company’s relationship with its stakeholders, market and industry trends, the ability to obtain appropriate and sufficient financing required for the development of the Matawinie Mine and Bécancour Battery Material Plant, the expected electrification strategy and its intended results and benefits, the projection of developing the largest integrated source of natural graphite materials for the energy transition, the general business and operational outlook of the Company, and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation at estimated prices of the equipment supporting the production, assumed sale prices for graphite concentrate, the accuracy of any Mineral Resource estimates, future currency exchange rates and interest rates, political and regulatory stability, prices of commodity and production costs, the receipt of governmental, regulatory and third party approvals, licenses and permits on favorable terms, sustained labor stability, stability in financial and capital markets, availability of equipment and critical supplies, spare parts and consumables, the various tax assumptions, CAPEX and OPEX estimates, the Uatnan Mining Project permits’ status, all economic and operational projections relating to the project, local infrastructures, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, those risks, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 22, 2022, including in the section thereof captioned “Risk Factors”, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The market and industry data contained in this press release is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any survey. The Company has not independently verified any of the data from third-party sources referred to in this press release and accordingly, the accuracy and completeness of such data is not guaranteed.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR database (www.sedar.com), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com

Contacts

MEDIA
Julie Paquet
VP Communications & ESG Strategy
+1-450-757-8905 #140
jpaquet@nmg.com

INVESTORS
Marc Jasmin
Director, Investor Relations
+1-450-757-8905 #993
mjasmin@nmg.com